

November 29, 2011

Via E-mail
M. David Kornblatt
Executive Vice President, Chief Financial Officer
Triumph Group, Inc.
1550 Liberty Ridge Drive, Suite 100
Wayne, PA 19087

      Re: Triumph Group, Inc.
            Form 10-K for Fiscal Year Ended March 31, 2011
            Filed May 18, 2011
            File No. 001-12235

Dear Mr. Kornblatt:

      We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

      Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page 76

1. You disclose that a significant portion of your contracts are within the scope of ASC 605-35 and revenue and costs these of contracts are recognized using the percentage-of-completion method of accounting. Adjustments to original estimates for a contract's revenues, estimated costs at completion and estimated total profit are often required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of the work required under the contract may not change, or if contract modifications occur. You also disclose that revisions in contract estimates, if significant, can materially affect results of operations and cash flows, as well as valuation of inventory. Please quantify in the notes to your financial statements in annual and quarterly reports the aggregate amount and related earnings per share impact of these changes in contract estimates for each period

presented. Refer to ASC 250-10-50-4 and 270-10-45-14 for guidance. Please provide us with your intended revised disclosure.

2. In addition, please revise your MD&A disclosure to quantify aggregate favorable and aggregate unfavorable changes in contract estimates. To the extent material on a consolidated or segment basis, revise your disclosure to address such circumstances, accompanied by an appropriate level of analysis of the underlying reasons for the significant adjustments. We believe such disclosure will give investors more insight to the estimation process associated with your contracts, and the impacts on your results. Please provide us with your intended revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief